Form C

Cover Page

Name of issuer:

Curtiss Motorcycle Company, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 2/20/2018

Physical address of issuer:

8118 Parkway Drive
Leeds AL 35094

Website of issuer:

http://www.curtissmotorcycles.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

416,667

Price:

$0.20000

Method for determining price:

Dividing pre-money valuation $13,887,680.40 (or $8,332,608.24 for investors in the first $267,499.92) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.04

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$534,999.92

Deadline to reach the target offering amount:

7/29/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$901,416.00	$1,515,976.00
Cash & Cash Equivalents:	$4,069.00	$252,457.00
Accounts Receivable:	$0.00	$503.00
Short-term Debt:	$1,035,594.00	$1,042,919.00
Long-term Debt:	$392,934.00	$426,280.00
Revenues/Sales:	$602,181.00	$1,573,961.00
Cost of Goods Sold:	$662,531.00	$948,822.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,116,539.00)	($952,120.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Curtiss Motorcycle Company, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Matt Chambers	CEO	Curtiss Motorcycle Company, Inc	2018
Pamela Miller	paralegal	Bernard, Cassisa, Eliott & Davis	2018
James Hoegh	Physical Therapy	Hoegh Physical Therapy and Consulting	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Matt Chambers	CEO	2018
Matt Chambers	President	2018
Pamela Miller	Bookkeeper	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or

principal accounting officer, and any person that routinely performing similar functions.*

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Matt Chambers	12107889.0 (12,107,888 Common and 1 Preferred Stock)	56.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The nature of our online pre-selling business exposes us to a low degree of risk of liability. Primary concerns are product and design flaws which may expose us to claims by customers or third parties for product liability, personal injury or property damage. We manage our exposure with general and product liability coverage obtained through independent insurance companies.

No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on luxury vehicles and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials such as the billet aluminum. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Current information about our company, including financial statements, is not publicly available.
On March 30, 2016, we effected a termination of the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspended our reporting obligations under
Section 15(d) of the Exchange Act, by filing a Form 15 with the Securities and Exchange Commission ("SEC") on March 30, 2016. As a result, we are no longer subject to the reporting requirements of the Exchange Act and no longer file annual, quarterly and current reports, and other information with the SEC. Since the filing of the Form 15, we have also failed to post financial statements on the OTC Markets. Due to the termination and suspension of our reporting obligations with the SEC and our failure to post financial statements on the OTC Markets, there is limited public information about the current state of our company. Due to limited public information currently available about our company, an investment in our company is accompanied with a high degree of risk due to lack of information.

We are a pre-revenue-stage company with a history of losses.

Our ability to generate profits in the future will depend on a number of factors, including our ability to:

• effectively manufacture, market, and distribute our motorcycles in commercial quantities;
• obtain market acceptance of our motorcycles;
• expand our capabilities in terms of personnel, equipment, and internal systems to manage our growth effectively;
• compete within our targeted market; and
• maintain control over substantial costs relating to the commercialization, production, and marketing of our motorcycle products, including ongoing design and development costs relating to new products and improvements or alterations to existing products.

We depend upon a limited number of outside suppliers for our key motorcycle components and the loss or interruption of services of one or more of our suppliers could materially delay or stop our motorcycle production and substantially impair our ability to generate revenues. Our heavy reliance on outside suppliers for our components involves risks including limited control over the price, timely delivery and quality of parts. While we believe there are other producers that could satisfy our production needs if any current supplier is unable to supply us with parts in a timely manner and to our specifications, we have other manufacturers which are a more costly secondary source. Although we have manufactured a limited number of motorcycles, we have not commenced commercial scale manufacturing as Curtiss is only partnering with vendors and suppliers that will be able to timely supply us with our

commercial production needs or have the ability to deliver a finished product. We cannot assure you that any of our vendors and suppliers will be able to meet
our future commercial production demands as to volume, quality or timeliness. An inability to obtain timely delivery of key components of acceptable quality or any significant increases in the prices of components could result in material production delays and reductions in motorcycle shipments. Production delays, increased costs of components or reduction in shipments of our product will seriously impair our ability to generate revenue.

Protecting our proprietary technology and other intellectual property may be costly and ineffective, and if we are unable to protect our intellectual property, we may not be able to compete effectively in our market. We hold several federal trade names used in our business, including "Hellcat", "Fighter","Bohemian", "D'Orleans", "Rake", "Renovatio", "Curtiss", "Copperhead", "Hellrider", "Starfire", "Warhawk", "Zeus", "Hera", and "Medusa". We also have website URLs for "curtissmotorcycles.com", "CurtissMotors.com", "RideCurtiss.com", and "Workandcycle.com." Our business success will depend materially on our ability to protect the intellectual property mentioned above, to preserve our trade secrets, and to avoid infringing the proprietary rights of third parties. In general, our proprietary rights will be protected only to the extent that protection is available and to the extent we have the financial and other resources to enforce any rights we hold. Costly litigation might be necessary to protect our intellectual property or to determine the scope and validity of third-party proprietary rights. If an adverse outcome in litigation finds that we have infringed on proprietary rights of others, we may be required to pay substantial damages and may have to discontinue use of our products or re-design our products. Any claim of infringement may involve substantial expenditures and divert the time and effort of management.

The loss of the services of current management would have a material negative impact on our operations. We currently depend and will continue to depend on our current management which includes our President and CEO, H. Matthew Chambers, for the foreseeable future. The loss of Mr. Chamber's services could have a material adverse on our operations and prospects. We have an employment agreement with Mr. Chambers running until February of 2024, which would prevent him from leaving and competing with the company. Despite our contractual arrangements with Mr. Chambers, if he were to become ill and unable to work it would substantially affect the company. We have not obtained "key man" insurance coverage on Mr. Chambers.

Our business model of selling our motorcycles at premium prices may not be successful, which could result in the failure of our business. The premium battery electric street motorcycle industry is a niche market targeting high net worth individuals. The suggested retail prices of our motorcycles will be considerably higher than retail prices of most models in the battery electric market segment. This significant price difference could deter potential customers from purchasing our products. Curtiss will introduce its Curtiss One battery electric motorcycle targeted towards high net worth individuals. If our higher prices deter sales significantly, our initial business model would not succeed and our business would likely fail. Curtiss will only offer electric motorcycles that are targeted towards high income individuals. If the market for prestige brand electric motorcycles is absent or minimal our business will likely fail

We target sales of our products to a narrow market segments of our industry and therefore, our business is more vulnerable to changes in this market. We anticipate generating our revenues for the foreseeable future primarily from sales of premium battery electric motorcycles. The premium battery electric market constitutes one segment of the motorcycle industry. As a result of our current focus on only one market segment of one industry, we are more vulnerable to changes in demand in the premium battery electric market than we would be if our business was more diversified.

We manufacture products that create exposure to product liability claims and litigation. To the extent plaintiffs are successful in showing that personal injury or property damage result from defects in the design or manufacture of our products, we may be subject to claims for damages that are covered by insurance. The costs associated with defending product liability claims, including frivolous lawsuits, and payment of damages could be substantial. The reputation of Curtiss may also be adversely affected by such claims, whether or not successful.

We do not insure against all potential operating risks. We may incur losses and be subject to liability claims as a result of our operations. We currently do not maintain insurance to insure against all potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, even if we obtain insurance we may not be able to renew those insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations and cash flows.

We must detect issues with our motorcycles or manufacturing processes to avoid recall campaigns, increased warranty costs or litigation, and delays in new model launches. We must complete any recall campaigns within cost expectations. We must continually improve and adhere to product development and manufacturing processes to ensure high quality products are shipped to dealers. If product designs or manufacturing processes are defective, we could experience delays in new model launches, product recalls, conventional warranty claims, and product liability or unconventional warranty claims, which may involve purported class actions. While we use reasonable methods to estimate the cost of warranty, recall and product liability costs and appropriately reflect those in the financial statements, there is a risk the actual costs could exceed estimates. Further, shipping products with poor quality may also adversely affect our reputation.

We may participate in joint ventures and/or strategic alliances to develop and operate our planned business. These partnerships or the failure to establish them could have a material adverse effect on our ability to develop and manage our business. In addition, such undertakings may not be successful. Due to our need for financing, our strategy may include plans to participate in joint ventures and other strategic alliances to develop and operate our motorcycle business. We may develop operations in part through joint ventures and strategic alliances with other parties as well as with additional outside funding. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. Additionally, we may not be able to identify and secure suitable alliance partners. Even if we identify suitable partners, we may be unable to consummate alliances on terms commercially acceptable to us. If we fail to identify appropriate partners, we may not be able to implement our strategies effectively or efficiently.

We may experience significant returns or warranty claims, which would damage our brand, increase our costs, and impair our ability to achieve profitability. Currently, our motorcycles have not been widely available for purchase by the general public. As a result, we have no meaningful data regarding the performance or maintenance requirements of our products or any basis on which we can estimate warranty costs. We have products liability insurance in place should we be subject to significant warranty service requirements or product recalls, potential customers may determine that our motorcycles are unreliable and may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to us as a result of the costs of repair or replacement of our product and the costs associated with researching and developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product recalls would increase our costs materially and reduce the value of our brand significantly.

The introduction of new models of motorcycles by our competitors could materially reduce the demand for our products, which would impair our ability to generate revenues or achieve profitability. Products offered by the motorcycle industry often change significantly and rapidly. Changes may arise because of product design and performance advancements, safety and environmental concerns, or attempts to satisfy the changing tastes of consumers. Our future success will depend on our ability to anticipate and respond to such changes. In our industry, we will be expected to introduce new products or product improvements every year. If we cannot introduce acceptable new models and products annually or if our new models and products do not compete effectively with the new models and products of our competitors, our competitive position in our industry would products of our competitors, our competitive position in our industry would be harmed. Even if some of our new products or new models are successful, we cannot assure you that we will be able to repeat this success with each new product or new model. If we cannot consistently generate acceptable new products or models, our competitive position will be harmed.

The purchase of recreational motorcycles is discretionary for consumers, and market demand is influenced by many factors beyond our control. Our current lines of motorcycles are luxury consumer products that are discretionary purchases for consumers. Accordingly, market demand in our industry depends on a number of economic factors affecting discretionary consumer income, such as employment levels, interest rates, taxation rates, consumer confidence levels and general business conditions. Adverse changes relating to one or more of these factors may restrict consumer spending and harm our growth and profitability. In addition, our motorcycles will compete with many other power sports and other recreational products for the discretionary spending of consumers. We cannot assure you that we will be able to compete successfully against other recreational products to capture consumer discretionary expenditures.

Our business is subject to seasonality that may cause our quarterly operating results to fluctuate materially and cause the market price of our common stock to decline. Motorcycle sales in general are seasonal in nature since consumer demand is substantially lower during the colder season in North America. We may endure periods of reduced revenues and cash flows during off-season months and be required to lay off or terminate some of our employees from time to time. Building inventory during the off-season period could harm our financial results if anticipated sales are not realized. Further, if a significant number of our dealers are concentrated in locations with longer or more intense cold seasons, lack of consumer demand due to seasonal factors may impact us more adversely, further reducing revenues or resulting in reduced revenues over a longer period of time.

The shares will not be freely tradable until one year from the initial purchase date. Although the shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is a limited public market for our common stock. Because the shares have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. it is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in the offering will be required to represent that it is purchasing the shares for its own account,
for investment purposes and not with a view to resale or distribution thereof.

As a former shell company, if we continue to fail to make publicly available "current Form 10" information, our shareholders will be unable to use Rule 144 to remove restrictive legends from share certificates. We are a former shell company and, as such, are subject to the requirements of Rule 144(i) of the Securities Act which require the disclosure by us of "current Form 10" information in order for shareholders to take advantage of Rule 144 for the removal of restrictive legends from share certificates and to be subject to the reporting requirements of the Exchange Act. We have filed a Form 15 and are no longer subject to the reporting requirements of the Exchange Act
and we have failed to file reports with the SEC. If we continue not be subject to the reporting requirements of the Exchange Act and if we continue to fail to make publicly available "current Form 10" information, our shareholders will not be able to take advantage of Rule 144 for the removal of restrictive legends from their share certificates which would make their shares illiquid.

The Shares being sold in this offering will be classified as restricted securities and, unless the Shares are registered with the SEC, this would limit their public resale. The Shares will be restricted securities as that term is defined in Rule 144 promulgated by the SEC under the Securities Act. The stock certificates representing the Shares will bear a restrictive legend and under federal and state securities laws will be subject to certain
requirements on transfer and resale, including a minimum holding period

requirements on transfer and resale, including a minimum holding period, possible limitations upon the amount and manner of sales, public disclosure by us of certain information about the Company, 18 and certain notification requirements with the SEC. Because resales under Rule 144 are not currently available, the Shares may not be eligible for resale until the Shares are included in an effective registration statement filed with the SEC. We have not agreed to register the Shares for public resale.

The public trading market for our common stock is volatile and will likely result in higher spreads in stock prices. Our common stock is authorized for trading in the over-the-counter market and is quoted on the OTC Markets (OTC Pink: CMOT). Nevertheless, only a limited trading marked for our stock with small daily volumes has developed.

The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot ensure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the investor wishes to sell the Shares, the bid price will have sufficiently increased to create a profit on the sale.

If we fail to strictly comply with the requirements for an exemption from the registration requirements of the Securities Act and any state or foreign securities laws, we and any recipient of the securities in this offering may be subject to liability for the unlawful sale of unregistered securities. It is our intention to offer and sell the Shares in this offering in accordance with an exemptions from registration contained Regulation CF and in Rule 506(c) of Regulation D promulgated by the SEC under the Securities Act, and similar state exemptions or preemption from state registration requirements. The Shares in the Regulation CF portion of this offering cannot exceed $535,000. Shares issued under Regulation D of this offering can only be sold to "accredited investors" as defined in Regulation D. We are also subject to antifraud provisions of state and federal securities laws in connection with the information furnished to each person purchasing the Shares. For sales of the Shares we must also file a notice on Form D with the SEC and the state securities agencies. For non-U.S. investors, all sales must comply with the laws of the foreign jurisdiction. The failure to comply strictly with the requirements of these rules and laws, and the similar state exemption provisions, could make such exemptions unavailable and would create liability for us, our officers and directors, and the recipients of the Shares for failure to register the securities. In addition, we have sold securities prior to the date of this offering. If any of the securities sold by us previously, or otherwise sold by us during or within six months following the close of this offering, are integrated with this offering, or if this non-public offering is integrated with the prior registration statement, such integration could preclude us from qualifying for an exemption from registration for this offering. In addition, the failure to have met the exemption provisions under state laws where we previously offered and sold shares of our common stock or other securities, could require us to grant rescission rights to these investors, who could also collect monetary damages against us in some cases as high as three times the amount of the initial investment.

Our stock ownership is concentrated among a relatively small group of principal shareholders who have substantial control over us, including our directors and executive officers, and could delay or prevent a change in corporate control.
H. Matthew Chambers (our Chairman, President, CEO, and director) and

Optimum Solution Pte. Ltd., together with their affiliates, along with our directors, employees and executive officers, beneficially control, in the aggregate,

approximately 64% of our common stock. As a result, these shareholders, acting together, would have the ability to significantly influence or control the outcome of matters submitted to our shareholders for approval, including the 19

election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to significantly influence or control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

• delaying, deferring or preventing a change in corporate control;

• impeding a merger, consolidation, takeover or other business combination involving us; or

• discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, during the next meeting of shareholders where directors are elected, Mr. Chambers has furnished an irrevocable proxy to Optimum to vote his shares for the election of Optimum's designee and Optimum has furnished

to Mr. Chambers an irrevocable proxy vote its shares to elect the remaining slate of directors at Mr. Chambers' discretion. Further, Mr. Chambers was awarded through the board of directors 1 non-redeemable share of preferred stock. The "Series A Preferred Stock" consists of one (1) share of preferred stock having a par value of $0.001 per share. The series A preferred share entitles the holder, at each shareholder's meeting, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, to cast votes representing forty percent (40%) of the outstanding votes. This "Series A Preferred Stock" will vote together with the holders common stock. (See "Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock" below)

We have not paid cash dividends since inception and do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our common stock is deemed "penny stock," which could make it more difficult for our investors to sell their shares. Our common stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities remain subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of

preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. Our management will have broad discretion in the application of the net proceeds from this offering and could allocate the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure of our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our motorcycles.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.5% - Complete testing, tuning, and validation of Curtiss One in preparation for production. 7.5% - Wefunder Intermediary fee

---

If we raise: **$535,000**

Use of Proceeds: 20% - Complete testing, tuning, and validation of Curtiss One in preparation for production. 72.5% - Bring Curtiss One to production, optimize our online buying experience and begin development of Curtiss Two. 7.5% - Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $13,887,680.40 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Curtiss Motorcycle Company, Inc. is offering up to 3,566,666 shares of common stock, at a price per share of $0.20. Investors in the first $267,499.92 of the raise will receive a share price of $0.12, and a pre-money valuation of $8,332,608.24.

The campaign maximum is $534,999.92 and the campaign minimum is $50,000.04.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement or any provision hereof may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	200,000,000	57,938,401	Yes ⌄
Preferred Stock	25,000,000	1	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	11,500,000

Describe any other rights:

Common Stock offers holders one vote for each share held. We have one preferred share issued. It provides the holder a 40% voting right above the common stock holders. Preferred stock has liquidation preferences over common stock.

There are 4,000,000 and 7,500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the 2014 Plan and 2018 Plans respectively. The common stock are subject to adjustment in the event of stock splits, stock dividends, and other situations. Matt Chambers is also proxied voting power for the employee shares common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;

7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the

Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA (Biz Capital BIDCO I, LLC)
Issue date	12/20/17
Amount	$500,000.00
Outstanding principal plus interest	$382,322.00 as of 02/15/21
Interest rate	5.1% per annum
Maturity date	12/21/27
Current with payments	Yes

SBA Loan

Loan

Lender	Marline
Issue date	07/14/19
Amount	$28,270.00
Interest rate	0.0% per annum
Current with payments	Yes

This is a lease on equipment. Monthly payments are $481.74

Loan

Lender	SBA
Issue date	04/20/20
Amount	$437,500.00
Outstanding principal plus interest	$437,500.00 as of 01/31/21
Interest rate	3.75% per annum
Maturity date	04/21/50
Current with payments	Yes

These are the proceeds from the SBA EIDLE loan program for the COVID 19 disaster.

Loan

Lender	Dell
Issue date	07/12/20
Amount	$29,863.00
Outstanding principal plus interest	$19,318.36 as of 02/16/21
Interest rate	29.0% per annum
Maturity date	07/13/23
Current with payments	Yes

Monthly payment is $600.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2018	Section 4(a)(2)	Common stock	$91,067	General operations
7/2019	Regulation Crowdfunding	Priced Round	$432,596	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	H Matthew Chambers
Amount Invested	$768,851.00
Transaction type	Priced round
Issue date	01/08/18
Relationship	CEO

Mr. Chambers was issued shares in exchange for paid in capital and in lieu of a salary. He contribute capital beginning in 2013 and through January of 2018.

Pamela Miller, the life partner of Chairman and CEO Matthew Chambers, handles patent and trade name filings / renewals and administrative support for the Company. Though no formal contract between the Company and Pamela Miller has been established, her compensation was $43,000 in 2019 and $42,00 for the years ended March 31, 2019 and 2020, respectively. Additionally, Pamela Miller is the guarantor for the majority of the loans and leases, vendor open accounts and corporate credit card.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Curtiss formed to lead the future of luxury battery electric motoring on two wheels.
We aim to lead the future of luxury sustainable motorcycling. We hope to monopolize the California market for premium electric two-wheeled motoring with Curtiss One and Curtiss Two. Simultaneously, we plan to expand our distribution throughout the globe and scale production with Curtiss Three and Four.

Milestones

Curtiss Motorcycle Company, Inc. was incorporated in the State of Delaware in February 2018.

Since then, we have:

- Curtiss is an experienced, lean, thrifty world-class operation.

- Curtiss hopes to deliver sustainable growing net cash flow at the start of production in 2021.

- Our first five months of production are fully pre-sold (20 units at one unit per week, to begin).

- We are entering a high-growth worldwide market which has no established leader.

Historical Results of Operations

Our company was organized in February 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 31, 2020, the Company had revenues of $602,181 compared to the year ended March 31, 2019, when the Company had revenues of $1,573,961. Our gross margin was -10.02% in fiscal year 2020, compared to 39.76% in 2019.

- *Assets.* As of March 31, 2020, the Company had total assets of $901,416, including $4,069 in cash. As of March 31, 2019, the Company had $1,515,976 in total assets, including $252,457 in cash.

- *Net Loss.* The Company has had net losses of $1,116,539 and net losses of $952,120 for the fiscal years ended March 31, 2020 and March 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $1,428,528 for the fiscal year ended March 31, 2020 and $1,469,199 for the fiscal year ended March 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $995,633 in debt and

To-date, the company has been financed with [illegible] in debt and $1,088,327 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Curtiss Motorcycle Company, Inc. cash in hand is $141,000, as of February 2021. Over the last three months, revenues have averaged $40,000/month, cost of goods sold has averaged $25,000/month, and operational expenses have averaged $62,500/month, for an average burn rate of $47,500 per month. Our intent is to be profitable in 5 months.

Since the date our financials cover, we have reduced our monthly overhead slightly, and we anticipate only minor incremental increases over the next 3 - 6 months as a result of various planned tooling costs. At the start of production in July, we intend on hiring one additional employee, likely around $5,000 / month.

We anticipate selling a bike a week (one with a $30,000 pre-payment, three at $9,000 pre-payments, which is $57,000 per month, approximately break even) for the next 3-6 months. We do not expect any major changes in expenses in the next 3-6 months. We do not anticipating **needing** to raise additional funds after this round; we expect to be able to break even based off of business revenues and the proceeds of this raise. These projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Matt Chambers, certify that:

(1) the financial statements of Curtiss Motorcycle Company, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Curtiss Motorcycle Company, Inc. included in this Form reflects accurately the information reported on the tax return for Curtiss Motorcycle Company, Inc. filed for the most recently completed

fiscal year.

Matt Chambers
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or

barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a) (6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.curtissmotorcycles.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Curtiss Subscription Agreement 2021
> Curtiss Subscription Agreement 2021

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> James Hoegh
> Matt Chambers
> Pamela Miller
> Pamela Miller

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Curtiss Subscription Agreement 2021

> Curtiss Subscription Agreement 2021

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

- James Hoegh
- Matt Chambers
- Pamela Miller
- Pamela Miller

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Curtiss Motorcycle Company, Inc.

By

H Matthew Chambers

CEO + Chairman of the Board

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Pamela Miller

Corporate Secretary/Director
3/1/2021

H Matthew Chambers

CEO + Chairman of the Board
3/1/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in

contest, negate or disaffirm the actions of Wefunder Portal taken in
good faith under or in reliance upon this power of attorney.